Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

This announcement is for information purposes only and does not constitute an invitation or offer to acquire, purchase or subscribe for the securities.

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 1055)

(1) PROPOSED SHARE ISSUANCE AND

CONNECTED TRANSACTIONS

IN RESPECT OF PROPOSED SHARE ISSUANCE

AND

(2) PROPOSED AMENDMENTS TO THE ARTICLES OF ASSOCIATION

IN RELATION TO THE PROPOSED SHARE ISSUANCE

PROPOSED SHARE ISSUANCE AND CONNECTED TRANSACTIONS IN RESPECT OF PROPOSED SHARE ISSUANCE

On 31 May 2023, the Board resolved to put forward to the EGM and the Class Meetings to approve the issuance of not more than 5,436,269,319 new A Shares (including 5,436,269,319 A Shares) to not more than 35 specific investors (including CSAH) at the A Share Subscription Price, and as part of the A Share Issuance, to enter into the A Share Subscription Agreement with CSAH, pursuant to which CSAH will subscribe for new A Shares at the A Share Subscription Price in the amount of not less than RMB5,000 million and not more than RMB10,000 million. The total funds to be raised from the proposed A Share Issuance will be not more than RMB17,500 million (including RMB17,500 million), which will be utilised to purchase new aircraft and supplement the general working capital of the Company.

On 31 May 2023, the Board also resolved to put forward to the EGM to approve the issuance of not more than 855,028,969 new H Shares (including 855,028,969 H Shares) to Nan Lung (a wholly-owned subsidiary of CSAH) at the H Share Subscription Price and to enter into the H Share Subscription Agreement with Nan Lung. The total funds to be raised from the proposed H Share Issuance will be not more than HK$2,900 million (including HK$2,900 million), which will be utilised to supplement the general working capital of the Company.

The A Share Issuance and the H Share Issuance are not inter-conditional upon each other.

LISTING RULES IMPLICATION

As CSAH is the controlling shareholder of the Company and Nan Lung is a wholly-owned subsidiary of CSAH, they are connected persons of the Company under the Listing Rules. Consequently, the subscription of new A Shares by CSAH and new H Shares by Nan Lung under the Share Subscription Agreements constitute connected transactions of the Company under Chapter 14A of the Listing Rules and are subject to the reporting, announcement and independent shareholders’ approval requirements under the Listing Rules.

The new A Shares to be issued pursuant to the proposed A Share Issuance will be allotted and issued under the Specific Mandate to be sought from the Independent Shareholders at the EGM and the Class meetings.

The new H Shares to be issued pursuant to the proposed H Share Issuance will be allotted and issued under the General Mandate. Under the General Mandate, the Board is authorised to issue H Shares not exceeding 20% of the total number of the existing H Shares in issue as at the date of the 2021 annual general meeting of the Company held on 30 June 2022, being a maximum of 855,028,969 H Shares. As at the date of this announcement, the Company has not issued any Shares pursuant to the General Mandate. The issue of new H Shares under the General Mandate is not subject to Shareholders’ approval, however, as disclosed above, the subscription of new H Shares by Nan Lung constitute connected transactions of the Company and are subject to Independent Shareholders’ approval at the EGM.

PROPOSED AMENDMENTS TO THE ARTICLES OF ASSOCIATION IN RELATION TO THE PROPOSED SHARE ISSUANCE

Upon completion of the Proposed Share Issuance, the articles regarding the registered share capital, the number of shares and the shareholding structure of the Company will change and therefore, the Articles of Association will be required to be amended to reflect the relevant changes. The Board proposes to seek the approval of the Shareholders at the EGM to authorise the Board to make corresponding amendments to relevant provisions in the Articles of Association based on the results of the Proposed Share Issuance, and to make relevant registration of change.

GENERAL INFORMATION

The EGM will be held to consider and, if thought fit, approve, among others, (i) the Proposed Share Issuance and the connected transactions in respect of the Proposed Share Issuance; and (ii) the Proposed Amendments to the Articles of Association in relation to the Proposed Share Issuance. The Class Meetings will be convened to seek approval of the Shareholders in respect of the A Share Issuance.

A circular containing, among others, further details of the Proposed Share Issuance and the connected transactions in respect of the Proposed Share Issuance, the Proposed Amendments to the Articles of Association in relation to the Proposed Share Issuance as well as other related matters, together with notices of the EGM and the Class Meetings, will be despatched to the Shareholders as soon as possible as more time is required to prepare such circular.

WARNING: As the Proposed Share Issuance is conditional upon the fulfilment of certain conditions as mentioned below, the Proposed Share Issuance may or may not proceed. Potential investors and Shareholders are therefore advised to exercise caution when dealing in the securities of the Company.

I.	PROPOSED SHARE ISSUANCE AND CONNECTED TRANSACTIONS IN RESPECT OF PROPOSED SHARE ISSUANCE

On 31 May 2023, the Board resolved to put forward to the EGM and the Class Meetings to approve the issuance of not more than 5,436,269,319 new A Shares (including 5,436,269,319 A Shares) to not more than 35 specific investors (including CSAH) at the A Share Subscription Price, and as part of the A Share Issuance, to enter into the A Share Subscription Agreement with CSAH, pursuant to which CSAH will subscribe for new A Shares at the A Share Subscription Price in the amount of not less than RMB5,000 million and not more than RMB10,000 million. The total funds to be raised from the proposed A Share Issuance will be not more than RMB17,500 million (including RMB17,500 million), which will be utilised to purchase new aircraft and supplement the general working capital of the Company.

On 31 May 2023, the Board also resolved to put forward to the EGM to approve the issuance of not more than 855,028,969 new H Shares (including 855,028,969 H Shares) to Nan Lung (a wholly-owned subsidiary of CSAH) at the H Share Subscription Price and to enter into the H Share Subscription Agreement with Nan Lung. The total funds to be raised from the proposed H Share Issuance will be not more than HK$2,900 million (including HK$2,900 million), which will be utilised to supplement the general working capital of the Company.

The A Share Issuance and the H Share Issuance are not inter-conditional upon each other.

1.	A Share Issuance

The Board proposed to put forward to the EGM and the Class Meetings to approve, inter alia, the issuance of not more than 5,436,269,319 new A Shares (including 5,436,269,319 A Shares) to not more than 35 specific investors (including CSAH) at the A Share Subscription Price, with the total issue size of not more than RMB17,500 million (including RMB17,500 million). A summary of the proposal of the A Share Issuance is set out below:

Number of new A Shares to be issued

The total number of new A Shares to be issued under the A Share Issuance shall not be more than 5,436,269,319 A Shares (including 5,436,269,319 A Shares). The actual number of A Shares to be issued under the A Share Issuance shall be calculated by dividing the total raised proceeds by the A Share Subscription Price and shall not be more than 30% of the total issued Shares immediately prior to the issuance. In case of ex-right or ex-dividend events including distribution of dividend, bonus issue and transfer to share capital from capital reserve or other events leading to changes in the total share capital of the Company during the period from the date of Board resolutions approving the A Share Issuance (i.e. 31 May 2023) to the date of issuance of such new A Shares, the number and maximum number of A Shares to be issued under the A Share Issuance shall be adjusted accordingly.

The final number of A Shares to be issued will be determined by the Board or its authorised person(s) within the authorisation of the EGM upon discussions with the sponsor (the lead underwriter) (Note) based on the actual subscription circumstances after the A Share Issuance has been reviewed and approved by the Shanghai Stock Exchange and approved by the CSRC for registration. (Note: As at the date of this announcement, the Company has not engaged any sponsor or underwriter. The sponsor (the lead underwriter) will be engaged and the sponsor agreement will be entered into by the Company on normal commercial terms as and when appropriate.)

Target subscribers

As at the date of this announcement, save for CSAH who has entered into the A Share Subscription Agreement with the Company, the other specific investors for the A Share Issuance are yet to be identified. The other specific investors for the A Share Issuance include securities investment and fund management companies, securities companies, trust companies, financial companies, insurance institutional investors, qualified foreign institutional investors, and other domestic legal entity investors, natural persons or other qualified investors that satisfy the requirements of CSRC. Securities investment and fund management company, securities company, qualified foreign institutional investor and Renminbi qualified foreign institutional investor subscribing for the Shares through more than two products under their management shall be regarded as one subscriber under the A Share Issuance. Trust companies, as subscribers under the A Share Issuance, are limited to use their own funds to subscribe for the Shares.

Such other specific investors shall be determined by the Board or its authorised person(s) within the authorisation of the EGM and upon discussions with the sponsor (the lead underwriter) based on the subscription quotations in accordance with the relevant laws and regulations and the requirements of regulatory authorities after the A Share Issuance has been reviewed and approved by the Shanghai Stock Exchange and approved by the CSRC for registration.

It is expected that, save for CSAH, all other specific investors and the ultimate beneficial owners thereof will be third parties independent of the Company and the connected persons of the Company. If any of such specific investors (other than CSAH) shall be a connected person of the Company, the Company will take all reasonable measures to comply with the relevant requirements under Chapter 14A of the Listing Rules.

A Share Subscription Price

The Price Benchmark Date of the A Share Subscription Price shall be the first day of the issuance period of the new A Shares and therefore could not be determined as at the date of this announcement.

The A Share Subscription Price shall be not less than the higher of (i) 80% of the average trading price of the A Shares as quoted on the Shanghai Stock Exchange in the 20 trading days immediately prior to the Price Benchmark Date, and (ii) the latest audited net asset value per Share attributable to equity shareholders of the Company prior to the issuance (rounded up to the nearest two decimal places).

The average trading price of the A Shares in the 20 trading days preceding the Price Benchmark Date equals to the total trading amount of A Shares traded in the 20 trading days preceding the Price Benchmark Date divided by the total volume of A Shares traded in the 20 trading days preceding the Price Benchmark Date.

Where there are any ex-right or ex-dividend events, including distribution of dividend, bonus issue, rights issue, and transfer to share capital from capital reserve, during the period from the balance sheet date of the Company’s latest audited financial report to the date of issuance of such new A Shares, the abovementioned audited net asset value per Share will be adjusted accordingly. Where there are ex-right or ex-dividend events including distribution of cash dividend, bonus issue and transfer to share capital from capital reserve during the period from the Price Benchmark Date to the date of issuance of the new A Shares, the A Shares Subscription Price shall be adjusted in view of the ex-right or ex-dividend events. The adjustment methods are set out as follows:

1.	When distributing cash dividends only, the adjustment formula will be: P1 = P0 – D

2.	When issuing bonus shares or capitalising capital reserve, the adjustment formula will be: P1 = P0/(1 + N)

3.	When distributing cash dividends, issuing bonus shares or capitalising capital reserve were performed simultaneously, the adjustment formula will be: P1 = (P0 – D)/(1 + N)

whereas P1 represents the adjusted issue price, P0 represents the issue price before adjustment, D represents cash dividends per Share and N represents the number of bonus shares per Share or number of Shares resulting from capitalisation of capital reserve to be issued for each Share.

Based on the above pricing mechanism, the final A Share Subscription Price will be determined by the Board or its authorised person(s) within the authorisation of the EGM upon discussions with the sponsor (the lead underwriter) based on the subscription quotations in accordance with the relevant laws and regulations and the requirements of regulatory authorities after the A Share Issuance has been reviewed and approved by the Shanghai Stock Exchange and approved by the CSRC for registration.

For illustrative purpose only, the closing price per A Share quoted on the Shanghai Stock Exchange as at the date of this announcement was RMB6.27.

Lock-up period

The new A Shares to be subscribed by the specific investors (save for CSAH) shall not be transferred within 6 months from the completion date of the issuance thereof. CSAH undertakes that the new A Shares to be subscribed by CSAH shall not be transferred within 36 months from the completion date of the issuance thereof. The same lock-up requirement is applicable for the A Shares the subscribers may subsequently obtain due to distribution of share dividend, transfer to share capital from capital reserve and rights issue by the Company during the lock-up period. Upon expiration of the lock-up period, the change in holding of the Shares by the subscribers shall be implemented in accordance with the requirements of the CSRC and the Shanghai Stock Exchange.

If the CSRC or the Shanghai Stock Exchange has new regulations or requirements for the above-mentioned lock-up period arrangement, the above-mentioned lock-up period arrangement will be revised and implemented in accordance with the regulations or requirements of the regulatory authorities.

Subscription method

All specific investors (including CSAH) shall subscribe for the A Shares under the A Share Issuance in cash and at the same price.

A Share Subscription Agreement

In relation to and as part of the A Share Issuance, on 31 May 2023, CSAH entered into the A Share Subscription Agreement with the Company, pursuant to which, the Company will issue and CSAH will at the A Share Subscription Price subscribe for new A Shares in the amount of not less than RMB5,000 million and not more than RMB10,000 million, the consideration of which shall be paid by cash.

Date

31 May 2023

Parties

(1)	The Company, as the issuer

(2)	CSAH, as the subscriber

Number of new A Shares to be issued

CSAH will subscribe for new A Shares under the A Share Issuance in the amount of not less than RMB5,000 million and not more than RMB10,000 million. The number of A Shares to be subscribed by CSAH under the A Share Issuance is calculated by dividing the total commitment amount of CSAH by the A Share Subscription Price and rounded down to the nearest integer. The Company has the right to make final decision on matters such as the number, the subscription price and the subscription amount of the new A Shares to be subscribed by CSAH according to the laws of the PRC and the issuance plan to be approved for registration by the CSRC.

Lock-up period

CSAH undertakes that the new A Shares to be subscribed by CSAH shall not be transferred within 36 months from the completion date of the issuance thereof. The same lock-up requirement is applicable for the A Shares CSAH may subsequently obtain due to distribution of share dividend, transfer to share capital from capital reserve and rights issue by the Company during the lock-up period. Upon expiration of the lock-up period, the change in holding of the Shares by CSAH shall be implemented in accordance with the requirements of the CSRC and Shanghai Stock Exchange.

If the CSRC or the Shanghai Stock Exchange has new regulations or requirements for the above-mentioned lock-up period arrangement, the above-mentioned lock-up period arrangement will be revised and implemented in accordance with the regulations or requirements of the regulatory authorities.

Subscription Price

CSAH shall subscribe for new A Shares at the A Share Subscription Price as set forth in the paragraph headed “A Share Subscription Price” of this section.

CSAH will not participate in the market bidding process in relation to the A Share Issuance. CSAH will accept the market bidding results and subscribe for Shares at the same price with other specific investors. If the subscription price of the A Share Issuance cannot be determined by bidding process, CSAH will continue to participate in the A Share Issuance by subscribing for the Shares at the subscription base price (i.e. the higher of (i) 80% of the average trading price of the A Shares as quoted on the Shanghai Stock Exchange in the 20 trading days immediately prior to the Price Benchmark Date, and (ii) the latest audited net asset value per Share attributable to equity shareholders of the Company prior to the issuance (rounded up to the nearest two decimal places)).

After the conditions precedent set out below have all been satisfied, CSAH agreed to subscribe for the new A Shares to be issued pursuant to the Company’s notice and the A Share Subscription Agreement and to transfer in a lump sum the subscription consideration in cash to a designated bank account as notified by the Company in writing.

Conditions precedent

The A Share Subscription Agreement shall take effect after being executed by the legal or authorised representatives, as well as the satisfaction of the following conditions:

(1)	the approval of the Board and the approval at the EGM and the Class Meetings of the A Share Issuance under the A Share Subscription Agreement have been obtained;

(2)

the approval by the board of directors of CSAH or the regulatory authority stipulated in the articles of association of CSAH of the subscription of the new A Shares by CSAH under the A Share Subscription Agreement has been obtained;

(3)

all necessary licences, authorisations, permits, consents and other forms of approvals from the relevant approval authorities, including but not limited to the competent authorities supervising and managing the state-owned assets, for the A Share Issuance contemplated under the A Share Subscription Agreement have been obtained; and

(4)	the A Share Issuance being reviewed and approved by the Shanghai Stock Exchange and being approved for registration by CSRC.

The Company and CSAH shall use their best efforts to make or cause to make necessary further action to fulfil the above conditions and A Share Issuance in accordance with the applicable laws and regulations.

In the event that the conditions set out above are not fulfilled within 12 months of the date of passing of the Shareholders’ resolution approving the A Share Issuance, and an extension of the A Share Issuance has not been granted at general meetings and class meetings, the A Share Subscription Agreement shall cease to be of any effect and the Company and CSAH shall have no claims against each other, save for claims arising out of any antecedent breach of the A Share Subscription Agreement. In the event that an extension of the A Share Issuance is granted at general meetings and class meetings, the A Share Subscription Agreement shall remain pending for being effective until the conditions are all fulfilled or the expiry of the valid period of the relevant Shareholders’ resolution in relation to the extension granted.

Completion

The completion of the A Share Subscription Agreement will take place when the Shanghai branch of the China Securities Depository and Clearing Corporation Limited confirms that the amount of new A Shares to be subscribed by CSAH pursuant to the A Share Subscription Agreement corresponding to the A Share Issuance to specific investors have been fully subscribed by CSAH and the registration has been completed.

2.	H Share Issuance

H Share Subscription Agreement

On 31 May 2023, the Company entered into the H Share Subscription Agreement with Nan Lung (a wholly-owned subsidiary of CSAH), pursuant to which the Company shall issue and Nan Lung shall subscribe in cash for not more than 855,028,969 new H Shares (including 855,028,969 H Shares) at the H Share Subscription Price, representing not more than 20% of the number of issued H Shares as at the date of the 2021 annual general meeting of the Company on which the General Mandate was approved, and raising gross proceeds of not more than HK$2,900 million (including HK$2,900 million).

Date

31 May 2023

Parties

(1)	The Company, as the issuer

(2)	Nan Lung, a wholly-owned subsidiary of CSAH, as the subscriber

Number of new H Shares to be issued

The Company will issue under the General Mandate and Nan Lung will subscribe for not more than 855,028,969 new H Shares (including 855,028,969 H Shares), representing not more than 20% of the number of issued H Shares as at the date of the 2021 annual general meeting of the Company on which the General Mandate was approved, and raising gross proceeds of not more than HK$2,900 million (including HK$2,900 million).

If the H Share Subscription Price is adjusted due to ex-right events including bonus issue, rights issue, and transfer to share capital from capital reserve during the period from the Board Meeting Date to the date of issuance of the new H Shares, the number of new H Shares to be issued will be adjusted accordingly.

Lock-up period

Nan Lung undertakes that the new H Shares it subscribes for shall not be listed or traded on any stock exchange or transferred within 36 months from the completion date of the issuance thereof, except for the transfer of the new H Shares to a wholly-owned or controlled (either directly or indirectly) subsidiary of CSAH as permitted by the laws of the PRC, other laws applicable to the Company and the listing rules of the stock markets where the Company is listed. The said transferee will be subject to the same lock-up period described above immediately and until expiry of such lock-up period. If the respective requirements of the CSRC and the stock markets where the Company is listed regarding the lock-up period are different from the terms of the H Share Subscription Agreement, Nan Lung should comply with the respective requirements of the CSRC and the stock markets where the Company is listed.

During the abovementioned lock-up period, if Nan Lung creates a charge or any other security interests over all or part of the new H Shares Nan Lung would obtain pursuant to the proposed H Share Issuance, and where creation of such charge or other security interests would necessitate a transfer of the mentioned new H Shares, Nan Lung warrants that the transferee would be subject to the same lock-up period described above.

H Share Subscription Price

The H Share Subscription Price shall be the higher of (i) the average trading price of the H Shares as quoted on the Stock Exchange in the 20 Hong Kong trading days immediately prior to the date of the Board meeting approving the H Share Issuance (i.e., 31 May 2023, the “Board Meeting Date”), and (ii) the latest audited net asset value per Share attributable to equity shareholders of the Company in HK$ calculated based on the median exchange rate announced by the People’s Bank of China on the Board Meeting Date for the new H Shares (HK$1=RMB0.90372) (rounded up to the nearest two decimal places) as at the issuance of the new H Shares.

The average trading price of the H Shares in the 20 Hong Kong trading days preceding the Board Meeting Date for the new H Shares equals to the total trading amount of H Shares traded in the 20 Hong Kong trading days preceding the Board Meeting Date for the new H Shares divided by the total volume of H Shares traded in the 20 Hong Kong trading days preceding the Board Meeting Date for the new H Shares. Where there are any ex-right or ex-dividend events, including distribution of dividend, bonus issue, rights issue, and transfer to share capital from capital reserve, during the period from the balance sheet date of the Company’s latest audited financial report to the date of issuance of such new H Shares, the abovementioned audited net asset value per Share attributable to equity shareholders of the Company will be adjusted accordingly.

The average trading price of the H Shares in the 20 Hong Kong trading days preceding the Board Meeting Date for the H Shares is HK$4.98 per Share.

Where there are ex-right or ex-dividend events including distribution of dividend, bonus issue, rights issue, and transfer to share capital from capital reserve during the period from the Board Meeting Date to the date of issue of the new H Shares, the H Share Subscription Price shall be adjusted in view of the ex-right or ex-dividend events. The adjustment methods are set out as follows:

1.	When distributing cash dividends only, the adjustment formula will be: P1 = P0 – D

2.	When issuing bonus shares or capitalising capital reserve, the adjustment formula will be: P1 = P0/(1 + N)

3.	When conducting rights issue, the adjustment formula will be: P1 = (P0 +A × K)/(1 + K)

4.

When distributing cash dividends, issuing bonus shares or capitalising capital reserve, and conducting rights issue were performed simultaneously, the adjustment formula will be: P1 = (P0 – D +A × K)/(1 + K + N)

whereas P0 represents the issue price before adjustment, P1 represents the adjusted issue price, D represents cash dividends per Share, N represents the number of bonus shares per Share or number of Shares resulting from capitalisation of capital reserve to be issued for each Share, K represents the number of rights shares to be issued for each Share, and A represents the subscription price of the rights shares.

In addition, pursuant to Rule 13.36(5) of the Listing Rules, the H Share Subscription Price shall not represent a discount of 20% or more to the higher of (i) the closing price of the H Shares on the date of the H Share Issuance being approved by the Board (i.e. 31 May 2023), and (ii) the average closing price of the H Shares in the five trading days immediately prior to the date of such Board’s approval. Accordingly, the H Share Subscription Price in any event shall be higher than HK$3.744, which represents a discount of 20% of the higher of:

(a)	the closing price of HK$4.51 per H Share quoted on the Stock Exchange on the date of the H Share Subscription Agreement; and

(b)	the average closing price of HK$4.68 per H Share as quoted on the Stock Exchange for the five trading days immediately prior to the date of the H Share Subscription Agreement.

The one-time subscription shall be made in full by Nan Lung and the consideration shall be satisfied in cash.

After the conditions precedent set out below have all been satisfied, Nan Lung agreed to subscribe for the new H Shares to be issued pursuant to the Company’s notice and the H Share Subscription Agreement and to transfer in a lump sum the subscription consideration in cash to a designated bank account as notified by the Company in writing.

Conditions precedent

The H Share Subscription Agreement shall take effect after being executed by the legal or authorised representatives of both parties, as well as the satisfaction of the following conditions:

(1)	the approval of the Board and the approval of the Shareholders at the EGM of the H Share Issuance under the H Share Subscription Agreement have been obtained;

(2)	the approvals by the respective boards of directors of Nan Lung and CSAH of the subscription of new H Shares by Nan Lung under the H Share Subscription Agreement have been obtained;

(3)

all necessary licences, authorisations, permits, consents, approval, filing and other predecessor approval or filing procedures from the relevant approval authorities, including but not limited to the competent authorities supervising and managing state-owned assets, CSRC and the Stock Exchange, for the H Share Issuance contemplated under the H Share Subscription Agreement have been obtained; and

(4)	the Listing Committee of the Stock Exchange granting approval for the listing of, and permission to deal in, the new H Shares.

The Company and Nan Lung shall use their best efforts to make or cause to make necessary further action to fulfil the above conditions and the H Share Issuance in accordance with the applicable laws and regulations.

In the event that the conditions set out above are not fulfilled within 12 months from the date of the Shareholders’ resolution approving the H Share Subscription Agreement, and an extension of the H Share Issuance has not been granted at general meetings, the H Share Subscription Agreement shall cease to be of any effect and the Company and Nan Lung shall have no claims against each other save in respect of claims arising out of any antecedent breach of the H Share Subscription Agreement. In the event that an extension of the H Share Issuance is granted at general meetings, the H Share Subscription Agreement shall remain pending for being effective until the conditions are all fulfilled or the expiry of the valid period of the relevant Shareholders’ resolution in relation to the extension granted.

Completion

The completion of the H Share Issuance under the H Share Subscription Agreement will take place when Computershare Hong Kong Investor Services Limited confirms that the new H Shares to be subscribed by Nan Lung have been fully subscribed and the registration has been completed.

3.	Authorisation to the Board to Complete Matters Relating to the Proposed Share Issuance

In order to ensure the smooth implementation of the relevant matters relating to the A Share Issuance and the H Share Issuance, and pursuant to the laws, regulations and rules of stock exchanges, such as the Company Law of the People’s Republic of China, the Securities Law of the People’s Republic of China, Measures on the Registration and Administration of Issuance of Securities by Listed Companies and the Listing Rules, as well as the relevant provisions of the Articles of Association, the Board has proposed to seek approval at the general meeting to authorise the Board and its authorised representative(s) with all the powers necessary to proceed with the matters relating to the A Share Issuance and the H Share Issuance, including but not limited to:

(1)

that the Board be authorised to determine the method of issuance, the issue price, the amount of issuance, the timing of issuance, the commencement and completion date of issuance and issue targets within the scope of plan of the A Share Issuance as approved at the general meeting and the plan of the H Share Issuance (as approved by the Board) in accordance with regulatory requirements of the CSRC and other relevant regulatory departments;

(2)

that the Board be authorised to make appropriate adjustments to such plan as described above within the scope of the A Share Issuance as approved at the general meeting, the plan of the H Share Issuance (as approved by the Board) and the specific plans at the time of issuance, and to authorise the Board, the Chairman of the Company or their respective authorised person(s) to make the necessary supplements, adjustments or amendments to the application materials, agreements or documents of the A Share Issuance and the H Share Issuance in the event of changes in the laws and regulations or policies of the relevant regulatory authorities in relation to the issue of shares to specific entities or the securities regulatory departments and other relevant government departments provide feedback and requirements on the plan and application materials of the A Share Issuance, or changes in the market conditions;

(3)

that the Board be authorised to amend, supplement, execute, submit, report and implement all the agreements or documents related to the A Share Issuance and the H Share Issuance and the subscription, including but not limited to the subscription agreements and other documents and agreements required for the completion of the closing thereunder, all application documents submitted to the competent authorities supervising the state-owned assets and the CSRC and the Shanghai Stock Exchange, all application documents or forms submitted to the Stock Exchange in relation to the listing of new shares, the written communications with the competent authorities supervising the state-owned assets, the CSRC, the Shanghai Stock Exchange and the Stock Exchange in relation to the issue and the subscription (if any) of new shares, as well as forms, letters and documents submitted to Shanghai branch of the China Securities Depository and Clearing Corporation Limited and Computershare Hong Kong Investor Services Limited;

(4)

that the Board be authorised to proceed with the share registration procedures, authorise Computershare Hong Kong Investor Services Limited to issue share certificate sealed by the Company for securities issue to the targeted subscriber for H Shares and do all appropriate and necessary acts within its scope, make all necessary arrangement in relation to the new H Shares admitted to participate in the Central Clearing and Settlement System (CCASS), finalise A Share and H Share lock-up matters and complete the relevant industrial and commercial registration procedures (as applicable) after completion of fund raising of the A Share Issuance and the H Share Issuance;

(5)

that the Board be authorised to make corresponding adjustments to the plans for A Share Issuance and the H Share Issuance and the plan for use of proceeds, approve and execute any corresponding amendments to the share issue reporting documents relating to financial reporting and earnings forecast (if any) in accordance with the requirements of governing authority;

(6)

that the Board be authorised to execute all the documents relating to the A Share Issuance and the H Share Issuance and conduct other matters relating thereto, save for those matters required by the relevant laws and regulations and the Articles of Association to be approved at the general meeting;

(7)

that the Board be authorised, within the scope of the use of proceeds raised and approved by the Shareholders at general meeting and according to the actual progress and the actual capital demand of the projects funded by the proceeds, to adjust or decide the specific arrangement of use of the proceeds; according to the actual progress and the operational needs of the projects, to use the Company’s self-raised funds to implement the fund-raising investment project of this offering prior to the receipt of the proceeds first, and then replace the funds used after the proceeds raised are in place in accordance with the procedures prescribed by the relevant regulations; and to make necessary adjustments to the projects funded by the proceeds according to the relevant laws and regulations, the requirements of the regulatory authorities and the market conditions;

(8)

that the Board be authorised to set up special account for proceeds, the Board shall authorise any one Directors or senior management to handle matters related to the set-up of special account for proceeds, including but not limited to confirming and signing the relevant agreements and documents required for the set-up of the special account for proceeds;

(9)	under the premise of protecting the interests of the Company, to suspend, cease or terminate the A Share Issuance and the H Share Issuance;

(10)

that the Board be authorised to make decisions on and conduct all other matters relating to the A Share Issuance and the H Share Issuance in accordance with all applicable laws and regulations, as well as rules and requirements prescribed by relevant regulators, and

(11)	the authorisation shall be effective for a period of 12 months from the date of approval on the resolution of authorisation at the general meeting.

On the basis of the abovementioned authorisation, the Board shall be approved to authorise any one executive director of the Company to decide, handle and deal with all matters relating to the A Share Issuance and the H Share Issuance.

4.	Ranking of New A Shares and New H Shares to be Issued under the Proposed Share Issuance and Lock-up Period

The new A Shares to be issued pursuant to the A Share Issuance will rank, upon issue, pari passu in all respects with the A Shares in issue at the time of issue and allotment of such new A Shares, except that (i) the new A Shares to be issued to CSAH are subject to the lock-up period of 36 months; and (ii) the new A Shares to be issued to other specific investors are subject to the lock-up period of 6 months.

The new H Shares to be issued pursuant to the H Share Issuance will rank, upon issue, pari passu in all respects with the H Shares in issue at the time of issue and allotment of such new H Shares, except that such new H Shares to be issued to Nan Lung are subject to the lock-up period of 36 months.

5.	Application for Listing

The Company will apply to the Shanghai Stock Exchange for the listing of, and permission to deal in, the new A Shares to be issued under the A Share Issuance, upon expiry of the lock-up period abovementioned.

The Company will also apply to the Stock Exchange for the listing of, and permission to deal in, the new H Shares to be issued under the H Share Issuance.

6.	Shareholding Structure of the Company

The following table illustrates the shareholding structure of the Company as at the date of this announcement and immediately after the completion of the Proposed Share Issuance:

Class of Shares	As at the date of this announcement	Immediately after completion
of the Proposed Share Issuance
(assuming a maximum of
5,436,269,319 A Shares and
855,028,969 H Shares are fully
subscribed and none of the
outstanding A Share
Convertible Bonds is
converted)[2] and [3]	Immediately after completion
of the Proposed Share Issuance
(assuming a maximum of
5,436,269,319 A Shares and
855,028,969 H Shares are fully
subscribed and the outstanding
A Share Convertible Bonds are
					fully converted)[2] and [3]
	number of shares	percentage ratio (%)	number of shares	percentage ratio (%)	number of shares	percentage ratio (%)
CSAH (A Shares)	9,404,468,936	51.90%	12,510,908,546	51.25%	12,510,908,546	49.32%
Nan Lung (H Shares)[1]	2,648,836,036	14.62%	3,503,865,005	14.35%	3,503,865,005	13.81%
Public Shareholders
A Shares	4,072,438,780	22.47%	6,402,268,489	26.23%	7,357,912,735	29.00%
H Shares	1,995,161,272	11.01%	1,995,161,272	8.17%	1,995,161,272	7.86%

Total	18,120,905,024	100.00%	24,412,203,312	100%	25,367,847,558	100%

Notes:

1.	The H Shares held by Nan Lung include 31,150,000 H Shares directly held by Perfect Lines (Hong Kong) Limited, a wholly-owned subsidiary of Nan Lung.
2.

Assuming that CSAH subscribes for new A Shares in the amount of RMB10,000 million and the other specific investors subscribe for new A Shares in the amount of RMB7,500 million, a maximum of 3,106,439,610 new A Shares will be issued by the Company to CSAH and 2,329,829,709 new A Shares will be issued by the Company to other specific investors.

3.

As at the date of this announcement, the A Share Convertible Bonds with a nominal value of RMB5,896,325,000 were outstanding. Assuming the outstanding A Share Convertible Bonds are fully converted based on the conversion price of RMB6.17 per Share, the Company may issue approximately 955,644,246 A Shares.

7.	Recent Fund Raising Activities and Use of Proceeds

On 29 October 2021, the Board resolved to put forward to the extraordinary general meeting to approve the proposed issuance of 803,571,428 new A Shares to CSAH (“2022 A Share Issuance”) and not more than 855,028,969 new H Shares (including 855,028,969 H Shares) to Nan Lung (“2022 H Share Issuance”, together with the 2022 A Share Issuance as “2022 Share Issuance”). The new A Shares and the new H Shares to be issued under the 2022 Share Issuance would be allotted and issued pursuant to the general mandate obtained at the Company’s 2020 annual general meeting held on 30 June 2021. On 28 December 2021, the 2022 Share Issuance was considered and approved at the Company’s 2021 second extraordinary general meeting. On 10 August 2022, the Company issued 368,852,459 H shares in total to Nan Lung at the issue price of HK$4.88 per H share, raising gross proceeds and the net proceeds of HK$1,799,999,999.92 and RMB1,548,883,622.01 respectively. The proceeds from the 2022 H Share Issuance had been utilised to supplement general working capital of the Company and was fully utilised as at the date of this announcement. On 24 November 2022, the Company issued 803,571,428 A Shares in total to CSAH at the issue price of RMB5.60 per A Share, raising gross proceeds and the net proceeds of RMB4,499,999,996.80 and RMB4,496,003,317.09 respectively. The proceeds from the 2022 A Share Issuance had been utilised to supplement general working capital of the Company and was fully utilised as at the date of this announcement.

Save as disclosed above, the Company has not conducted any fund raising activities in the past 12 months preceding the date of this announcement.

Assuming the maximum number of new A Shares and new H Shares at the respective A Share Subscription Price and the H Share Subscription Price under the Proposed Share Issuance will be issued, the Company will be able to raise gross proceeds of not more than RMB17,500 million (including RMB17,500 million) from the proposed A Share Issuance and not more than HK$2,900 million (including HK$2,900 million) from the proposed H Share Issuance. The aggregate nominal value of the new A Shares and new H Shares to be issued under the Proposed Share Issuance is not more than RMB6,291,298,288. The net price of each new A Share and new H Share to be issued under the Proposed Share Issuance will be determined and disclosed upon completion of the proposed A Share Issuance and the proposed H Share Issuance, respectively, as well as the determination of the relevant expenses incurred or to be incurred in relation to the Proposed Share Issuance in accordance with the requirements of the Listing Rules.

Details on the use of proceeds raised in cash from the A Share Issuance (after deduction of relevant expenses for the Proposed Share Issuance) are as follows:

Serial No.	Project Name	Total Investment Amount	Maximum Amount of Proceeds to be Used
		(RMB’0,000)	(RMB’0,000)
1.	Procurement of 50 Aircraft	4,446,200	1,225,000
2.	Supplement the general working capital	525,000	525,000

Total		4,971,200	1,750,000

If the actual proceeds to be raised in cash from the A Share Issuance (after deduction of relevant expenses for the Proposed Share Issuance) are less than the aggregate amount of the proceeds proposed to be invested in the aforementioned projects, the Company will adjust the above proceeds utilisation arrangement including the priority of the investment and the specific investment amount of each project according to the actual net proceeds raised, subject to the compliance with the relevant laws and regulations and according to the priorities of the projects. Any shortfall of proceeds shall be made up by the Company by utilising self-raised fund. In order to ensure the smooth progress of the investment projects and protect the interests of all Shareholders, before the actual receipt of the proceeds of the A Share Issuance, the Company will, depending on the actual situations of the progress of the above projects, first finance these projects by self-owned funds or self-raised funds, which will be replaced once the proceeds raised from the A Share Issuance have been received.

The proceeds from the H Share Issuance (after deduction of relevant expenses for the Proposed Share Issuance) will be utilised to supplement the general working capital of the Company.

8.	Reasons for and Benefits of the Proposed Share Issuance

The proceeds from the Proposed Share Insurance, after deduction of expenses for issuance, will be used to purchase new aircraft and supplement the general working capital, which will be able to expand the scale of the Company’s fleet, optimize the age structure of the aircraft, enhance the level of aviation capacity, and lay the foundation for increasing the frequency density of existing flight routes and opening new flight routes, as well as to enhance the capital strength and asset volume of the Company and alleviate the pressure brought by the capital demand from the daily operation of the Company. At the same time, the availability of the raised funds will help consolidate the Company’s foundation of business development, strengthen the Company’s core competitiveness and profitability, promote the sustained and rapid growth of the Company’s principal business, provide capital guarantee for the Company’s further expansion and growth, which has important strategic significance for the realization of the Company’s long-term sustainable development. As CSAH and Nan Lung are willing to inject further funding to the Company, the Directors consider that it is in the interests of the Company to raise capital directly from CSAH, Nan Lung and other specific investors by way of issuance to specific investors. The Company will be able to raise gross proceeds of not more than RMB17,500 million (including RMB17,500 million) from the proposed A Share Issuance and not more than HK$2,900 million (including HK$2,900 million) from the proposed H Share Issuance, if completed. The Directors consider that the respective A Share Subscription Price and the H Share Subscription Price are fair and reasonable by taking into account the recent trading prices of the A Shares and the H Shares. Having considered the above, the Directors consider the terms of the Proposed Share Issuance are fair and reasonable and in the best interests of the Company and the Shareholders as a whole.

The Directors (including the independent non-executive Directors) consider that the terms of the Proposed Share Issuance and the Share Subscription Agreements were entered into after arms-length negotiation and the terms therein are fair and reasonable, the transactions contemplated thereunder are, although not conducted in the ordinary and usual course of business of the Group, on normal commercial terms or better, and are beneficial to the operation and long-term development of the Group and in the interests of the Company and its Shareholders as a whole.

9.	Listing Rules Implications

As CSAH is the controlling shareholder of the Company and Nan Lung is a wholly-owned subsidiary of CSAH, they are connected persons of the Company under the Listing Rules. Consequently, the subscription of new A Shares by CSAH and new H Shares by Nan Lung under the Share Subscription Agreements constitute connected transactions of the Company under Chapter 14A of the Listing Rules and are subject to the reporting, announcement and independent shareholders’ approval requirements under the Listing Rules.

The new A Shares to be issued pursuant to the Proposed Share Issuance will be allotted and issued under the Specific Mandate to be sought from the Independent Shareholders at the EGM and the Class Meetings. The issuance of new A Shares pursuant to the A Share Issuance will constitute a variation of class rights of the holders of A Shares under the Articles of Association. Pursuant to the Articles of Association and rule 19A.38 of the Listing Rules, the issuance of new A Shares contemplated under the A Share Issuance is required to be subject to approvals of Shareholders by way of special resolutions at a general meeting and separate class meetings.

The new H Shares to be issued pursuant to the proposed H Share Issuance will be allotted and issued under the General Mandate. Under the General Mandate, the Board is authorised to issue Shares not exceeding 20% of the total number of the existing H Shares in issue as at the date of the 2021 annual general meeting of the Company held on 30 June 2022, being a maximum of 855,028,969 H Shares. As at the date of this announcement, the Company has not issued any Shares pursuant to the General Mandate. The issue of new H Shares under the General Mandate is not subject to Shareholders’ approval, however, as disclosed above, the subscription of new H Shares by Nan Lung constitutes connected transactions of the Company and is subject to Independent Shareholders’ approval at a general meeting.

Among the seven Directors, three connected Directors, Mr. Ma Xu Lun, Mr. Han Wen Sheng and Mr. Luo Lai Jun, were required to abstain from voting in the Board meeting in respect of the resolutions to approve the Share Subscription Agreements and the transactions contemplated thereunder due to their positions held in CSAH. All remaining four Directors who were entitled to vote, unanimously approved the above resolutions. The format and procedure for passing the resolutions were in compliance with the Company Law of the PRC and the Articles of Association.

The Independent Financial Adviser has been appointed to advise the Independent Board Committee and the Independent Shareholders, and the Independent Board Committee comprising all four independent non-executive Directors has been established to advise the Independent Shareholders, in respect of the Share Subscription Agreements and the transactions contemplated thereunder.

In respect of the proposed resolutions to approve the Proposed Share Issuance, the Share Subscription Agreements and the transactions contemplated thereunder, as at the date of this announcement, CSAH and its associates, i.e., Nan Lung and Perfect Lines (Hong Kong) Limited, who are directly and indirectly holding an aggregate of 12,053,304,972 Shares, representing approximately 66.52% of the issued share capital of the Company, are required to abstain from voting at the EGM and the Class Meetings. Each of CSAH, Nan Lung and Perfect Lines (Hong Kong) Limited controls or is entitled to exercise control over the voting right in respect of its respective shares in the Company.

10.	Information of the Contracting Parties

The Company

The principal business activity of the Company is that of civil aviation.

CSAH

CSAH is a state-owned enterprise established in the PRC. The principal business activity of CSAH is investment holding.

Nan Lung

Nan Lung is a company incorporated in Hong Kong and a direct wholly-owned subsidiary of CSAH. The principal business activity of Nan Lung is investment holding. The ultimate beneficial owner of Nan Lung is CSAH.

II.	PROPOSED AMENDMENTS TO THE ARTICLES OF ASSOCIATION IN RELATION TO THE PROPOSED SHARE ISSUANCE

Upon completion of the Proposed Share Issuance, the articles regarding the registered share capital, the number of Shares, the shareholding structure and/or the Shareholders of the Company will change and therefore, the Articles of Association will be required to be amended to reflect the relevant changes. The Board proposes to seek the approval of the Shareholders at the EGM to authorise the Board to make corresponding amendments to relevant provisions in the Articles of Association based on the results of the Proposed Share Issuance, and to make relevant registration of change.

III.	GENERAL INFORMATION

The EGM will be held to consider and, if thought fit, approve, among others, (i) the Proposed Share Issuance and the connected transactions in relation to the Proposed Share Issuance; and (ii) the Proposed Amendments to the Articles of Association in relation to the Proposed Share Issuance. The Class Meetings will be convened to seek approval of the Shareholders in respect of the A Share Issuance.

A circular containing, among others, further details of the Proposed Share Issuance, the Proposed Amendments to the Articles of Association in relation to the Proposed Share Issuance as well as other related matters, together with notices of the EGM and the Class Meetings, will be despatched to the Shareholders as soon as possible as more time is required to prepare such circular.

WARNING: As the Proposed Share Issuance is conditional upon the fulfilment of certain conditions as mentioned above, the Proposed Share Issuance may or may not proceed. Potential investors and Shareholders are therefore advised to exercise caution when dealing in the securities of the Company.

IV.	DEFINITIONS

In this announcement, unless the context otherwise requires, the following expressions have the following meanings:

“A Share(s)”	A share(s) with a nominal value of RMB1.00 each in the share capital of the Company;

“A Share Convertible Bonds”	the A Share convertible bonds issued by the Company on 15 October 2020 with nominal value of RMB100 each and the latest conversion price of RMB6.17 per Share, the conversion period of which is from 21 April 2021 to 14 October 2026

“A Share Issuance”	the proposed issuance of new A Shares to not more than 35 specific investors (including CSAH) under the Specific Mandate

“A Share Subscription Agreement”	the share subscription agreement entered into between the Company and CSAH on 31 May 2023, pursuant to which the Company agreed to allot and issue, and CSAH agreed to subscribe for, new A Shares in the amount of not less than RMB5,000 million and not more than RMB10,000 million at the A Share Subscription Price

“A Share Subscription Price”	the subscription price for new A Shares of the A Share Issuance

“Articles of Association”	the articles of association of the Company, as amended from time to time

“associates”	has the meaning ascribed thereto under the Listing Rules

“Board”	the board of Directors

“China” or “PRC”	the People’s Republic of China and, for the purpose of this announcement, excludes Hong Kong, the Macau Special Administrative Region and Taiwan

“Class Meetings”	collectively, the class meeting for holders of A Shares to be held immediately after the conclusion of the EGM and the class meeting for holders of H Shares to be held immediately after the conclusion of the said class meeting of holders of A Shares for the purpose of, among others, approving the A Share Issuance

“Company”	China Southern Airlines Company Limited, a company incorporated under the laws of the PRC whose H Shares, A Shares are listed on the Stock Exchange and the Shanghai Stock Exchange, respectively

“connected person”	has the meaning ascribed thereto under the Listing Rules

“controlling shareholder”	has the meaning ascribed thereto under the Listing Rules

“CSAH”	China Southern Air Holding Limited Company, a state-owned enterprise established under the laws of the PRC and the controlling shareholder of the Company

“CSRC”	China Securities Regulatory Commission

“Director(s)”	the directors of the Company

“EGM”	the second extraordinary general meeting of 2023 of the Company to be convened and held for the purpose of, among other things, approving the Proposed Share Issuance, the Share Subscription Agreements and the transactions contemplated thereunder

“General Mandate”	the approval granted by the Shareholders by way of special resolution passed at the Company’s 2021 annual general meeting held on 30 June 2022, which authorised the Board to allot, issue and deal with a maximum of 2,534,663,537 A Shares and 855,028,969 H Shares, respectively, representing 20% of the number of each of the A Shares and H Shares in issue as at the date of passing such resolution in accordance with rule 19A.38 of the Listing Rules

“Group”	the Company and its subsidiaries

“H Share(s)”	H share(s) with nominal value of RMB1.00 each in the share capital of the Company

“H Share Issuance”	the proposed issuance of new H Shares to Nan Lung pursuant to the H Share Subscription Agreement under the General Mandate

“H Share Subscription Agreement”	the subscription agreement entered into between the Company and Nan Lung on 31 May 2023, pursuant to which the Company agreed to allot and issue, and Nan Lung agreed to subscribe for, not more than 855,028,969 new H Shares (including 855,028,969 H Shares) at the H Share Subscription Price

“H Share Subscription Price”	the subscription price for new H Shares under the H Shares Issuance

“HK$”	Hong Kong Dollars, the lawful currency of Hong Kong

“Hong Kong	the Hong Kong Special Administrative Region of the PRC

“Independent Board Committee”	the independent board committee of the Company formed to advise the Independent Shareholders in relation to the Share Subscription Agreements and the transactions contemplated thereunder

“Independent Financial Adviser”	Octal Capital Limited, a corporation licensed to carry out Type 1 (dealing in securities) and Type 6 (advising on corporate finance) regulated activities under the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong) and is the independent financial adviser to the Independent Board Committee and the Independent Shareholders in relation to the Share Subscription Agreements and the transactions contemplated thereunder

“Independent Shareholders”	the Shareholders, other than CSAH and its associates

“Listing Rules”	the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited

“Nan Lung”	Nan Lung Holding Limited, a wholly-owned subsidiary of CSAH

“Price Benchmark Date”	the first day of the issuance period of the A Share Issuance

“Proposed Share Issuance”	collectively, the A Share Issuance and the H Share Issuance

“RMB”	Renminbi, the lawful currency of the PRC

“Share(s)”	collectively, A Shares and H Shares

“Shareholder(s)”	the holders of Shares

“Share Subscription Agreements”	collectively, the A Share Subscription Agreement and the H Share Subscription Agreement

“Specific Mandate”	the specific mandate to be granted by the Shareholders to the Board in relation to the A Share Issuance

“Stock Exchange”	The Stock Exchange of Hong Kong Limited

“%”	per cent

By order of the Board
China Southern Airlines Company Limited Chen Wei Hua and Liu Wei
Joint Company Secretaries

Guangzhou, the People’s Republic of China

31 May 2023

As at the date of this announcement, the Directors include Ma Xu Lun, Han Wen Sheng and Luo Lai Jun as executive Directors; and Liu Chang Le, Gu Hui Zhong, Guo Wei and Cai Hong Ping as independent non-executive Directors.